

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2011

Via E-mail
Michael Handelman
Chief Financial Officer
Genesis Biopharma, Inc.
11500 Olympic Boulevard, Suite 400
Los Angeles, CA 90064

  Re: Genesis Biopharma, Inc.
    Amendment No. 1 to the Registration Statement on Form S-3
    Filed September 13, 2011
    File No. 333-175184

    Form 10-K for the fiscal year ended December 31, 2010
    Filed April 14, 2011
    File No. 000-53127

Dear Mr. Handelman:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3

General

1. Please file the opinion of Baratta, Baratta & Aidala LLP prior to effectiveness. Please permit sufficient time for staff review as we may have comment upon review of the legality opinion.

Registration Statement Cover Page

2. We note your reference to Securities Act Rule 416 in footnote 1 to the fee table. We also note your disclosure on page 17 that the warrants may include provisions for changes to or adjustments in the conversion or exercise price or number of securities issuable upon exercise of the warrants. Rule 416 does not permit you to register an indeterminate number of additional shares that may be issued upon changes in the conversion or exercise price of convertible securities. Please confirm your understanding that in the event such adjustment requires you to issue more shares than you are registering on this registration statement, you will file a new registration statement to register those additional shares. Refer to Securities Act Rules Compliance and Disclosure Interpretation 213.02 for guidance.

3. Refer to footnote 3 to the fee table. Please tell us why you are offering an indeterminate number of warrants given that you are offering a fixed number of shares of your common stock. Alternatively, calculate the fee based on Rule 457(o) and revise the fee table and footnotes accordingly.

Prospectus Cover Page

4. Please revise to clarify that the selling stockholders will sell upon exercise of warrants or conversion of convertible notes.

Forward-Looking Information, page 1

5. Please revise the first sentence of this section to remove references to the Private Securities Litigation Reform Act safe harbor, which is not available to penny stock issuers.

Our Business, page 2

6. Please balance your disclosure in this section by prominently disclosing that you have not generated revenues to date, disclose your net losses for the two most recent fiscal years and interim period, and disclose that your auditor has expressed substantial doubt about your ability to continue as a going concern.

7. Also, please disclose your cash on hand, your monthly burn rate, and how long you expect your cash on hand to last at this rate if you are unable to obtain additional funding.

8. Please file the Cooperative Research and Development Agreement as an exhibit to your amended registration statement.

9. Please disclose the anticipated sources of funds to satisfy your $1 million annual obligation under the CRADA.

10. Please revise to briefly discuss what Good Manufacturing Practice procedures are and disclose the consequences if your procedures are found not to be in accord.

Plan of Operation, page 3

11. Please revise the last sentence of the second paragraph of this section to clarify that there is no guarantee that Cōntego will prove to be a successful therapy product.

12. Please remove "prestigious" from the last paragraph on page 3.

13. Please expand your discussion of the role of the Scientific and Medical Advisory Board in product research and development. Also, disclose whether the Board members receive compensation for their services and, if so, how much.

Risk Factors, page 4

14. Please add a risk factor disclosing that your auditor has expressed substantial doubt about your ability to continue as a going concern and discuss the attendant risks.

15. Please add a risk factor disclosing that you have determined your internal control over financial reporting to be ineffective and discuss the attendant risks.

If we are unable to hire qualified personnel, page 5

16. Please revise this risk factor to disclose that Anthony Cataldo and Michael Handelman currently serve as executive officers and directors of Oxis International, Inc. and that Dr. L. Stephen Coles serves on the Scientific Advisory Board of Oxis International.

Plan of Distribution, page 12

17. Please revise this section to disclose that the selling stockholders may be deemed underwriters.

Selling Stockholders, page 14

18. Please identify in the footnotes to the selling stockholder table the natural person(s) who exercise(s) voting and/or investment power of over the common stock held by each of the legal entities listed in the table.

The Securities We May Offer, page 16

19. You qualify your discussion by reference to the provisions of applicable Nevada law. It is inappropriate to qualify a discussion by reference to information that is not included in the prospectus or filed as an exhibit to the registration statement. Please revise accordingly.

<u>Form 10-K</u>

<u>Item 1A. Risk Factors, page 7</u>

20. In future filings, please delete the first two sentences of the introductory paragraph. Only material risks should be addressed in the risk factors; if a risk is not deemed material, it should not be referenced in this section.

<u>Item 11. Executive Compensation, page 29</u>

21. Please confirm that you will include a summary compensation table and outstanding equity awards table in future filings or tell us why you do not believe this disclosure is required. Refer to Item 402(n) and (p) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Joseph A. Barrata, Esq.
        Baratta, Baratta & Aidala LLP